9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

04046969

RECEIVED
2004 DEC 20 P 4: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date 3 December 2004

Our ref TZOL
Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 142, released from 30 November, 2004 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
JAN 03 2005
THOMSON
FINANCIAL

dw 12/30

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 142

30. november 2004

Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S

Hermed følger opgørelse over aktiebesiddelser hos selskabets insidere i henhold til værdipapirhandelslovens § 37, stk. 8. Ifølge denne lovbestemmelse er H. Lundbeck A/S forpligtiget til kvartalsvis at oplyse om insideres og deres nærtståendes aktiebesiddelser i H. Lundbeck A/S.

Fondskode : DK0010287234	Beholdning (antal) pr. 26. november 2004	Kursværdi (DKK) pr. 26. november 2004
Bestyrelse (inkl. nærtstående)	**12.878**	**1.368.287,50**
Direktion (inkl. nærtstående)	**63.136**	**6.708.200,00**
Alle (inkl. nærtstående)	**374.870**	**39.829.937,50**

Definition af insidere

Insidere er hos Lundbeck defineret som medlemmerne af selskabets bestyrelse og direktion, direktører, funktionschefer, datterselskabsdirektører, ansatte i Corporate Reporting samt ansatte i juridisk afdeling. Endvidere er en lang række andre personer blevet kategoriseret som insidere, da de i deres arbejde har adgang til insiderinformation. Denne gruppe af insidere udgør ca. 250 personer i Lundbecks insiderregister.

Gruppen af insidere omfatter insidere og deres nærtstående. Nærtstående er defineret som:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Det samlede antal personer i gruppen af både insidere og nærtstående er ca. 600-900.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 30 57 42
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 142

30 November 2004

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code:	Holding (number)	Market value (DKK)
DK0010287234	As at 26 Nov. 2004	As at 26 Nov. 2004
Supervisory Board (incl. related parties)	12,878	1,368,287.50
Board of Management (incl. related parties)	63,136	6,708,200.00
All (incl. related parties)	374,870	39,829,937.50

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Corporate Reporting and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 250 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 30 57 42
E-mail investor@lundbeck.com
www.lundbeck.com

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.